SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

RWD TECHNOLOGIES, INC.

(Name of the Issuer)

RWD Technologies, Inc.

Dr. Robert W. Deutsch

Jane C. Brown

(Names of the Persons Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

74975B101

(CUSIP Number of Class of Securities)

Robert W. Deutsch, Ph.D.

RWD Technologies, Inc.

5521 Research Park Drive

Baltimore, Maryland 21228

(410) 869-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with a copy to:

Richard C. Tilghman, Jr., Esq. Wm. David Chalk, Esq. Piper Rudnick LLP 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to

Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$11,499,583.65	$931

*	For purposes of calculating the filing fee only. Determined by (i) multiplying $2.10 by 5,263,910 shares of Common Stock, and (ii) multiplying the difference between $2.10 and the exercise price of each outstanding option to purchase an aggregate of 450,610 shares of Common Stock.

**	The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$931
Form or Registration No.:	Schedule 14A
Filing Party:	RWD Technologies, Inc.
Date Filed:	June 2, 2003

2

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E–3”) is being filed jointly by RWD Technologies, Inc., a Maryland corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (“RWD”), and the following persons: Dr. Robert W. Deutsch, RWD’s Chairman of the Board, Chief Executive Officer and President; and Jane C. Brown, Dr. Deutsch’s daughter and one of RWD’s directors.

The purpose of this Amendment No. 3 to Schedule 13E-3 is to report that the Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 29, 2003, by and between RWD and Research Park Acquisition, Inc., a Maryland corporation (“Research Park”) was adopted and the merger of Research Park with and into RWD (the “Merger”) was approved by the stockholders of RWD at a special meeting of the stockholders of RWD held on September 12, 2003 (the “Special Meeting”) and was consummated on September 15, 2003. Pursuant to the Merger Agreement, each issued and outstanding share of common stock, par value $0.10 per share (the “Common Stock”), of RWD (other than the Common Stock held by Research Park) was cancelled and automatically converted into the right to receive $2.10 in cash, without interest. Also pursuant to the Merger Agreement, each outstanding and unexercised option to purchase shares of the Common Stock, whether vested or unvested, was cancelled. Each person (other than Dr. Deutsch and his affiliates and associates) who held an exercisable RWD stock option is entitled to receive a cash payment equal to the product of (1) the excess, if any, of the per share merger consideration over the per share exercise price of the RWD stock option, multiplied by (2) the aggregate number of shares of the Common Stock then subject to the RWD stock option. RWD will reduce the cash payment to option holders by the amount of any withholding or other taxes required by applicable law to be withheld. The Common Stock will be delisted from the Nasdaq National Market and will be deregistered with the Securities and Exchange Commission.

The following responses and cross-references are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the proxy statement where information required to be disclosed herein may be located. The information set forth in the proxy statement, including all annexes thereto, is hereby expressly incorporated herein by reference in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.

ITEM 1. Summary Term Sheet.

The information contained in the section entitled “SUMMARY TERM SHEET” in the proxy statement is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) Name and Address. The information contained in the sections entitled “SUMMARY TERM SHEET—The Parties” and “INFORMATION CONCERNING RWD, RESEARCH PARK, DR. DEUTSCH AND MS. BROWN—RWD” in the proxy statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled “SUMMARY TERM SHEET—The Special Meeting of Stockholders” in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled “MARKET PRICES OF AND DIVIDENDS ON RWD COMMON STOCK” in the proxy statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled “MARKET PRICES OF AND DIVIDENDS ON RWD COMMON STOCK” in the proxy statement is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information contained in the section entitled “RWD COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated by reference.

ITEM 3. Identity and Background of the Filing Persons.

(a) Name and Address. The information contained in the sections entitled “SUMMARY TERM SHEET—The Parties,” “INFORMATION CONCERNING RWD, RESEARCH PARK, DR. DEUTSCH AND MS. BROWN—RWD;—Research Park” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

(b) Business and Background of Entities. The information contained in the sections entitled “SUMMARY TERM SHEET—The Parties” and “INFORMATION CONCERNING RWD, RESEARCH PARK, DR. DEUTSCH AND MS. BROWN—RWD;—Research Park” in the proxy statement is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information contained in the sections entitled “INFORMATION CONCERNING RWD, RESEARCH PARK, DR. DEUTSCH AND MS. BROWN” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(2)(i) Transaction Description. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER” and “SPECIAL FACTORS” in the proxy statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled “SUMMARY TERM SHEET—The Merger,” “QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER” and “SPECIAL FACTORS” in the proxy statement is incorporated herein by reference.

(a)(2)(iii) Reasons for the Transaction. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Merger;—Recommendations of the Special Committee and the Board of Directors; RWD’s Purpose and Reasons for the Merger; and—Position of Research Park, Dr. Deutsch and Ms. Brown Regarding the Fairness of the Merger and their Reasons and Purpose for the Merger” in the proxy statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled “SUMMARY TERM SHEET—The Merger;—The Special Meeting of Stockholders,” “QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER” and “THE MERGER AGREEMENT—Conditions to the Merger” in the proxy statement is incorporated herein by reference.

The foregoing is hereby amended and supplemented by the following information: At the Special Meeting, the Merger Agreement was adopted by (i) the holders of Common Stock, in person or by proxy, representing 13,920,673 shares of Common Stock, which was approximately 89.6% of the votes entitled to be cast by the holders of issued and outstanding shares of Common Stock as of the record date of the Special Meeting and (ii) the holders of Common Stock, other than Research Park, Dr. Deutsch and their respective affiliates, in person or by proxy, representing 3,786,995 shares of Common Stock, which was approximately 70.2% of the votes entitled to be cast by the holders of issued and outstanding shares of Common Stock, other than Research Park, Dr. Deutsch and their respective affiliates, as of the record date of the Special Meeting.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger that Differ From Your Interests and—Effects of the Merger” in the proxy statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the sections entitled “SUMMARY TERM SHEET—Accounting Treatment” and “SPECIAL FACTORS—Accounting Treatment” in the proxy statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled “SUMMARY TERM SHEET—The Merger,” “QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER” and “SPECIAL FACTORS—Material United States Federal Income Tax Consequences” in the proxy statement is incorporated by reference.

(c) Different Terms. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger that Differ From Your Interests and—Effects of the Merger” in the proxy statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the sections entitled “SUMMARY TERM SHEET—Appraisal Rights,” “QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER” and “SPECIAL FACTORS—Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. The information contained in sections entitled “SPECIAL FACTORS—Provisions for Unaffiliated Stockholders” in the proxy statement is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information contained in the section entitled “INFORMATION CONCERNING RWD, RESEARCH PARK, DR. DEUTSCH AND MS. BROWN—Research Park” in the proxy statement is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Background of the Merger and —Position of Research Park, Dr. Deutsch and Ms. Brown Regarding the Fairness of the Merger and Their Reasons and Purpose for the Merger” in the proxy statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. Not applicable.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Effects of the Merger” and “THE MERGER AGREEMENT—Merger Consideration; Exchange Procedure and  —RWD Stock Options” in the proxy statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled “SUMMARY TERM SHEET—The Merger” and “SPECIAL FACTORS—Effects of the Merger” in the proxy statement is incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(a),(c) Purposes; Reasons. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Background of the Merger; Recommendations of the Special Committee and the Board of Directors; RWD’s Purpose and Reasons for the Merger; and —Position of Research Park, Dr. Deutsch and Ms. Brown Regarding the Fairness of the Merger and Their Reasons and Purpose for the Merger” in the proxy statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Merger; and—Recommendations of the Special Committee and the Board of Directors; RWD’s Purpose and Reasons for the Merger,” in the proxy statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled “SUMMARY TERM SHEET—The Merger” and “SPECIAL FACTORS—Effects of the Merger and —Material United States Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

ITEM 8. Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Recommendations of the Special Committee and Board of Directors; RWD’s Purpose and Reasons for the Merger;—Opinion of Friedman, Billings, Ramsey & Co., Inc.; —Position of Research Park, Dr. Deutsch and Ms. Brown Regarding the Fairness of the Merger and Their Reasons and Purpose for the Merger and —Interests of Certain Persons in the Merger that Differ from Your Interests” in the proxy statement is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET—The Special Meeting of Stockholders” and “THE MERGER AGREEMENT—Conditions to the Merger” in the proxy statement is incorporated herein by reference.

The foregoing is hereby amended and supplemented by the following information: At the Special Meeting, the stockholders of RWD voted to adopt the Merger Agreement. The Merger Agreement was adopted by (i) the holders of Common Stock, in person or by proxy, representing 13,920,673 shares of Common Stock, which was approximately 89.6% of the votes entitled to be cast by the holders of issued and outstanding shares of Common Stock as of the record date of the Special Meeting and (ii) the holders of Common Stock, other than Research Park, Dr. Deutsch and their respective affiliates, in person or by proxy, representing 3,786,995 shares of Common Stock, which was approximately 70.2% of the votes entitled to be cast by the holders of issued and outstanding shares of Common Stock, other than Research Park, Dr. Deutsch and their respective affiliates, as of the record date of the Special Meeting.

(d) Unaffiliated Representative. The information contained in the sections entitled “SUMMARY TERM SHEET — Fairness Opinion” and “SPECIAL FACTORS—Background of the Merger;—Recommendations of the Special Committee and the Board of Directors; RWD’s Purpose and Reasons for the Merger; and —Opinion of Friedman, Billings, Ramsey & Co., Inc.” in the proxy statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the section entitled “SPECIAL FACTORS—Background of the Merger” in the proxy statement is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Merger and —Opinion of Friedman, Billings, Ramsey & Co., Inc.” in the proxy statement and “Opinion of Friedman, Billings, Ramsey & Co., Inc.” attached as Annex B to the proxy statement are incorporated herein by reference.

ITEM 10. Source and Amounts of Funds or Other Consideration.

(a), (b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled “SUMMARY TERM SHEET—Financing for the Merger” and “SPECIAL FACTORS—Financing for the Merger” in the proxy statement is incorporated herein by reference.

The foregoing is hereby amended and supplemented by the following information: Dr. and Mrs. Deutsch have obtained a personal line of credit for up to $6 million from Chevy Chase Bank, F.S.B. The line of credit bears interest at a floating rate equal to the 30-day libor rate plus 1.7%. From this line of credit, Dr. Deutsch drew $6 million and lent it to RWD pursuant to an unsecured promissory note with a term of one year and bearing interest at a floating rate equal to the 30-day libor rate plus 2.0%. RWD used these funds to repay its existing bank loans which thereby released its existing restricted cash and will enable RWD to pay the merger consideration with that cash.

(c) Expenses. The information contained in the section entitled “SPECIAL FACTORS—Fees and Expenses” in the proxy statement is incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information contained in the sections entitled “SPECIAL FACTORS—Interests of Certain Persons in the Merger that Differ From Your Interests” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the sections entitled “SUMMARY TERM SHEET—The Parties,” “INFORMATION CONCERNING RWD, RESEARCH PARK, DR. DEUTSCH AND MS. BROWN—Research Park” and “RWD COMMON STOCK PURCHASE INFORMATION” in the proxy statement is incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

(d), (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Background of the Merger;—Recommendations of the Special Committee and the Board of Directors; RWD’s Purpose and Reasons for the Merger; and —Position of Research Park, Dr. Deutsch and Ms. Brown Regarding the Fairness of the Merger and Their Reasons and Purpose for the Merger” in the proxy statement is incorporated herein by reference.

ITEM 13. Financial Statements.

(a) Financial Information. The information contained in the sections entitled “FINANCIAL DATA OF RWD” and “WHERE YOU CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled “SUMMARY TERM SHEET—The Special Meeting of Stockholders” and “SPECIAL FACTORS—Financing for the Merger” in the proxy statement is incorporated herein by reference.

ITEM 15. Additional Information.

(b) Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. Exhibits.

(a)(1) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 6, 2003 and related Notice of Special Meeting of Stockholders (incorporated herein by reference).

(a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Definitive Proxy Statement (incorporated herein by reference).

(a)(3) Press release issued by RWD dated April 29, 2003, filed on Schedule 14A with the Securities and Exchange Commission on April 30, 2003 (incorporated herein by reference).

(a)(4) Press release issued by RWD dated August 5, 2003, filed on Schedule 14A with the Securities and Exchange Commission on August 6, 2003 (incorporated herein by reference).

(a)(5) Press release issued by RWD dated September 15, 2003.

(b)(1) Private Banking Revolving Line of Credit, dated July 11, 2003, by and among Robert W. Deutsch, Florence K. Deutsch and Chevy Chase Bank, F.S.B.

(b)(2) Promissory Note, dated September 15, 2003, executed by RWD, as borrower, in favor of Robert W. Deutsch, as lender.

(c)(1) Opinion of Friedman, Billings, Ramsey & Co., Inc. dated April 29, 2003 (incorporated herein by reference to Annex B of the proxy statement).

(c)(2) Materials prepared by Friedman, Billings, Ramsey & Co., Inc. and presented to the Special Committee of the Board of Directors of RWD on April 28, 2003.

(c)(3) Materials prepared by Signal Hill Capital Group LLC and presented to the Special Committee of the Board of Directors of RWD on March 14, 2003.

(d) Agreement and Plan of Merger dated as of April 29, 2003, by RWD and Research Park (incorporated herein by reference to Annex A of the proxy statement).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2003

RWD TECHNOLOGIES, INC.

By:	/s/ Robert W. Deutsch
Name:	Robert W. Deutsch, Ph.D.
Title:	Chairman of the Board, Chief Executive Officer and President

/s/ Robert W. Deutsch
Robert W. Deutsch, Ph.D.

/s/ Jane C. Brown
Jane C. Brown

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 6, 2003 and related Notice of Special Meeting of Stockholders (incorporated herein by reference to the proxy statement).

(a)(2)	Form of Proxy Card (filed with the Securities and Exchange Commission along with the Definitive Proxy Statement) incorporated herein by reference.

(a)(3)	Press release issued by RWD dated April 29, 2003, filed on Schedule 14A with the Securities and Exchange Commission on April 30, 2003 (incorporated herein by reference).

(a)(4)	Press release issued by RWD dated August 5, 2003, filed on Schedule 14A with the Securities and Exchange Commission on August 6, 2003 (incorporated herein by reference).

(a)(5)	Press release issued by RWD dated September 15, 2003.

(b)(1)	Private Banking Revolving Line of Credit, dated July 11, 2003, by and among Robert W. Deutsch, Florence K. Deutsch and Chevy Chase Bank, F.S.B.

(b)(2)	Promissory Note, dated September 15, 2003, executed by RWD, as borrower, in favor of Robert W. Deutsch, as lender.

(c)(1)	Opinion of Friedman, Billings, Ramsey & Co., Inc. dated April 29, 2003 (incorporated herein by reference to Annex B of the proxy statement).

(c)(1)	Opinion of Friedman, Billings, Ramsey & Co., Inc. dated April 29, 2003 (incorporated herein by reference to Annex B of the proxy statement).

(c)(2)	Materials prepared by Friedman, Billings, Ramsey & Co., Inc. and presented to the Special Committee of the Board of Directors of RWD on April 28, 2003.*

(c)(3)	Materials prepared by Signal Hill Capital Group LLC and presented to the Special Committee of the Board of Directors of RWD on March 14, 2003.*

(d)	Agreement and Plan of Merger dated as of April 29, 2003, by RWD and Research Park (incorporated herein by reference to Annex A of the proxy statement).

*	Previously filed.